

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





March 30, 2006

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/30/2006

Re: General Motors Corporation
Incoming letter dated February 7, 2006

Dear Ms. Larin:

This is in response to your letter dated February 7, 2006 concerning the shareholder proposal submitted to GM by Mark Seidenberg. We also have received a letter from the proponent dated February 15, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.







Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures



cc: Mark Seidenberg
P.O. Box 6102
Woodland Hills, CA 91365




**General Motors Corporation**
**Legal Staff**

**Facsimile** (313) 665-4979

**Telephone** (313) 665-4927


February 7, 2006



U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on October 19, 2005 from Mark Seidenberg (Exhibit A) from the General Motors Corporation proxy materials for the 2006 Annual Meeting of Stockholders. The proposal states:

> Whereas discussions of global warming/cooling are often filled with vagaries, scare stories, and international conflicts,
>
> Whereas purported scientific information often seems fragmented, contradictory, and unverified,
>
> Whereas proposed public policy actions include drastic curbs imposed by governments on the use of vehicles and various forms of energy production, and
>
> Whereas our company has a major financial and operating interest in the impact of proposed curbs on vehicles and energy sources for both itself and the motoring public,
>
> Now therefore be it resolved by the stockowners of General Motors Corporation to recommend that the board publish annually to the stockowners a "Scientific Report on Global Warming/Cooling," which would include the following and any other information that GM staff deems relevant:
>
> 1. The global temperature measurements GM uses in discussing "global warming" or "global cooling."
> 2. The atmospheric gases GM considers to be "greenhouse gases" with respect to "global warming" or "global cooling".
> 3. The effect that GM considers the sun's radiation to have on "global warming" or "global cooling."


**MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000**

4. The sources of atmospheric carbon dioxide that GM uses in its study of "global warming" or "global cooling."
5. The "greenhouse effect" that GM considers to occur on the global temperature measurement from the concentration of atmospheric carbon dioxide.

If GM has no formulation or measurement for any of the items #1 to #5 above, or any part of each of them, then it shall state so in the report.

General Motors intends to omit the proposal under Rule 14a-8(i)(11) (substantially implemented).

General Motors annually compiles a report on its global greenhouse gas emissions and, as part of its 2004/05 Annual Corporate Responsibility Report, published a document titled, GM's global climate policy, "Greenhouse Gas Emissions – The Public Policy Dimension" (the "Report") (Exhibit B), which is available at General Motors' website at http://www.gm.com/company/gmability/sustainability/reports/05/index.html. Beginning in 2006, the Report will include:

- A chart showing the global average temperature from 1860 through 2000;
- A list of atmospheric gases that GM considers to be greenhouse gases (i.e., CO2, Methane (CO4), Nitrous Oxide (N2O), Halogenated substances (CFCs, HCFCs, HFC-134a), and Sulfur hexafluoride (SF6));
- The statement "GM does not perform atmospheric research related to the sun's radiation nor depends on publicly available research in this area for its policy development and therefore has no formulation or measurement for this item";
- Charts showing the proportion of annual CO2 emissions on (1) a global basis in the 1990s resulting from natural (land), natural (oceans), and man-made sources, and (2) in the U.S. in 2000 from man-made sources, consisting of industry, residential, commercial, agriculture, light-duty vehicles, and other transportation; and
- The statement "GM does not perform atmospheric research on the global temperature nor has a position on the "greenhouse effect" that occurs on the global temperature measurement from the concentration of atmospheric carbon dioxide".

Rule 14a-8(i)(10) allows for the exclusion of proposals "if the company has already substantially implemented the proposal." Significantly, the Staff has not required that a registrant take the action requested by a proposal exactly in all details but has been willing to issue no-action letters in situations where the essential objective of the proposal has been satisfied. See, e.g., Masco Corporation (April 19 and March 29, 1999); MacNeal-Schwendler Corporation (April 2, 1999); General Motors Corporation (March 4, 1996); Northern States Power Company (February 16, 1995); E.I. duPont de Nemours and Company (February 14, 1995). Beginning in 2006, all of the information specified in the proposal will be included in the Report, along with other information that the Corporation believes is relevant to the issue of global temperature change, which is available to stockholders and any other interested parties at General Motors' website. Since GM does not perform research related to items 3 and 5 of the proposal, it will indicate that it does not have any formulation or measurement, as the proposal permits. Given GM's commitment to provide the information requested in the proposal, its essential objective has been satisfied and it may be omitted under Rule 14a-8(i)(10).

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2006 Annual Meeting of Stockholders.

GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Mark Seidenberg

# EXHIBIT A

To: A. Lauri
C: S. Colby

RECEIVED
OCT 19 2005
OFFICE OF SECRETARY
DETROIT

Mark Seidenberg
P.O. Box 6102
Woodland Hills, California 91365

October 11, 2005

Ms. Nancy E. Polis
Secretary of the Corporation
General Motors Corporation
MC 482-C38-B71
300 Renaissance Center
P.O. Box 300
Detroit, Michigan 48265-3000

Dear Ms. Polis:

As a stockowner, I am submitting the enclosed resolution on a scientific report on global warming/cooling for the 2006 annual meeting. It should thus be published in the proxy statement for that meeting.

I am the current owner of 60 shares of GM common stock and 2 shares of class H common, which I have owned continuously for several years, and I intend to own these shares through the upcoming 2005 annual meeting. I intend to present the resolution either personally or by representative.

Please let me know GM management's position.

Sincerely,



Mark Seidenberg

Encl: Resolution for a Scientific Report on Global
Warming/Cooling

RESOLUTION FOR A SCIENTIFIC REPORT ON GLOBAL WARMING/COOLING

Whereas discussions of global warming/cooling are often filled with vagaries, scare stories, and international conflicts,

Whereas purported scientific information often seems fragmented, contradictory, and unverified,

Whereas proposed public policy actions include drastic curbs imposed by governments on the use of vehicles and various forms of energy production, and

Whereas our company has a major financial and operating interest in the impact of proposed curbs on vehicles and energy sources for both itself and the motoring public,

Now therefore be it resolved by the stockowners of General Motors Corporation to recommend that the board publish annually to the stockowners a "Scientific Report on Global Warming/Cooling", which would include the following and any other information that GM staff deems relevant:

1. The global temperature measurements GM uses in discussing "global warming" or "global cooling".

2. The atmospheric gases GM considers to be "greenhouse gases" with respect to "global warming" or "global cooling".

3. The effect that GM considers the sun's radiation to have on "global warming" or "global cooling".

4. The sources of atmospheric carbon dioxide that GM uses in its study of "global warming" or "global cooling".

5. The "greenhouse effect" that GM considers to occur on the global temperature measurement from the concentration of atmospheric carbon dioxide.

If GM has no formulation or measurement for any of the items #1 to #5 above, or any part of each of them, then it shall state so in the report.

Supporting Statement:

We stockowners deserve a scientific report on this important topic of global warming/cooling. If the board opposes this resolution, the board does not want you to have the scientific report called for in this resolution. Vote YES to be more fully informed so that we stockowners can all develop a better judgment of GM's policy actions.

**EXHIBIT B**

## Greenhouse Gas Emissions – The Public Policy Dimension
## November 4, 2005

### Introduction

As a leading innovator throughout its century of doing business, GM is concerned about the potential impact of our business, including our processes and our products on society and the environment, including global climate. As part of our commitment to integrate economic, environmental and social objectives into our long-term strategic planning, GM considers global climate change to be a significant public policy issue. As we look forward to our next century, we recognize that business sustainability and success depends on our ability to continue to innovate in order to meet emerging challenges and bring to market products that customers need and want.

### Economic Growth, Energy Security and Greenhouse Gas Emissions

As articulated in our Environmental Principles, we recognize and accept our responsibility to reduce and minimize various types of emissions with a goal of protecting the environment.

One of the most basic challenges facing us is to meet the world's growing demands for energy necessary to sustain economic growth while also addressing concerns about the environment and rising concentrations of greenhouse gases in the atmosphere. The world needs to find a way to achieve a 50 percent increase in growth rates in global GDP per capita over the next half century while limiting greenhouse gas and other emissions. National energy security and reducing vulnerability to oil supply disruptions are also important considerations. Addressing these issues requires diversification away from dependence on petroleum. Countries embracing new energy pathways will enjoy enhanced national and economic security and offer a competitive opportunity for businesses that play a leading role in this transformation.

> *Annual growth in global energy consumption is expected to slow dramatically over the next half century – to less than half the rate over the past fifty years. (See turquoise bars in the attached chart from Joel Darmstadter, "Energy and Population," Issue Brief 04-01, September 2004, Resources for the Future) This slowdown results mainly from an equally dramatic decline in global population growth (blue bars) and an even more dramatic reversal in the heretofore increasing energy intensity of global output (maroon bars), which is equivalent to a significant increase in global energy efficiency (the reciprocal of energy/GDP being GDP per energy or energy efficiency).*

**Long Term Historical and Projected World Population, GDP, and Energy in 1950-2000 and 2000-2050**



3.5
3
2.5
2
1.5
1
0.5
0
-0.5
-1
-1.5
Average annual percentage rate of change (%)
population
gdp/capita
energy/GDP
energy
1950-2000
2000-2050


Sources: Population from UN, World Population Prospects–The 2000 Revision (2001); historical GDP from N. Nakicenovic et al., Global Energy Perspectives, Cambridge Press, 1998, p. 30, updated on the basis of information from US DOE, Energy Information Administration; historical energy estimate based on UN World Bank and DOE/EIA data and checked against chart in Nakicenovic, p. 66. GDP and energy projections are discussed in accompanying text.

9

*Nonetheless, a significant, 50 percent increase in growth rates in global GDP per capita (white bars) means that energy consumption will continue to grow at a rate that nearly doubles the level of global energy consumption by 2050.*

## Transportation Sector

The transportation sector is a key enabler of economic growth and today it is also one of the major sources of man-made CO2. Today, in the U.S., CO2 emissions from the operation of light duty cars and trucks represent 18 percent of total manmade CO2 emissions. While this number varies to some degree among countries, identifying alternative energy paths for the transportation sector is an important element of an overall approach to ensuring continued economic growth while slowing, stabilizing and eventually reversing the growth of greenhouse gases.

### *Importance of the transportation sector*

*Throughout history, improvements in transportation have been a major source of economic growth and improved living standards. To quote Adam Smith, the founder of modern economic science:*

> *"Good roads, canals, and navigable rivers, by diminishing the expense of carriage, put the remote parts of the country more nearly upon a level with those in the neighborhood of the town. They are upon that account the greatest of all improvements. They encourage the cultivation of the*

*remote [and] they are advantageous to the town, by breaking down the monopoly of the country in its neighborhood. [The Wealth of Nations, 1776, Modern Library Edition, 1937, page 147; original English spelling.]*

*According to Angus Maddison, the noted economic historian, much of the growth in the capitalist economies since Smith published The Wealth of Nations is explained by innovative transportation technologies, including the internal combustion engine and the enhanced personal mobility that it afforded. Transportation in total accounted for nearly half the economic growth that occurred in Germany between 1950 and 1990. [Herbert Baum and Judith Kurte, in Transport and Economic Development: Report of the Hundred and Ninth Round Table on Transport Economics held in Paris on 29-30 March 2001, European Conference of Ministers of Transport, 2002, pp. 5-49.] The U.S. highway transportation network accounted for 25 percent of the annual increase in productivity from 1950 to 1989. [U.S. Department of Transportation, Federal Highway Administration, "Contribution of Highway Capital to Output and Productivity Growth in the U.S. Economy and Industries," 1998] More recently, improved personal mobility and a dynamic automotive sector have contributed significantly to the surging growth of and other East Asian nations. Going forward, the emerging economies in East Asia and elsewhere can be expected to increase the share of GDP that is spent on transportation in general and on motor vehicles in particular.*

*Personal mobility also is a great enabler of economic and social opportunity. It has been estimated that ownership of a car by the poor increases the likelihood of getting a job by nine percent [Paul M. Ong, "Car Ownership and Welfare to Work," Journal of Policy Analysis and Management, August 2001] and that raising minority car ownership rates to that of whites would cut the black-white employment rate differential by 45 percent. [[1] Steven Raphael and Michael Stoll, "Can Boosting Minority Car-Ownership Rates Narrow Inter-Racial Employment Gaps?" Working Paper W00'002, Berkeley Program on Housing and Urban Policy, Institute of Business and Economic Research, Abstract.]*

The most effective way to improve energy efficiency and reduce greenhouse gas emissions is the development and global implementation of new, cost-effective energy technologies across all sectors. This is best facilitated by voluntary initiatives and market-oriented measures, not government mandates. It is essential for all countries to make progress collectively. GM is committed to reducing greenhouse gas emissions from its facilities, to develop and bring to market new vehicle technologies which will reduce energy consumption, and to monitor and report on our progress.

## A Systems Approach

Overall, reducing CO2 emissions from the transportation sector requires an integrated, "systems" approach to engaging all contributory elements appropriately.

### Systems Approach to Transportation Sector CO2 Reductions

1. Vehicle fuel efficiency & technology
2. What products consumers choose to buy
3. How consumers drive, how well they service their vehicles, passengers & cargo carried
4. Total vehicle miles traveled
5. Transportation infrastructure, traffic management & congestion





6. Availability, convenience & cost of public transit & other alternative modes
7. Land use patterns & planning
8. Fuel cost, fuel formulations/quality, availability of alternative fuels and CO2 neutral/renewable fuels
9. Economic performance & standard of living

$CO_2$ emissions from cars and light duty trucks on the road are determined by a number of factors, including the fuel efficiency of the various products available in the marketplace, what products customers select and how intensively they choose to use them, whether they maintain them properly, route selection and traffic congestion, transit alternatives, fuel quality, cost and availability and land use patterns. Of these, automakers have the greatest opportunity to influence the fuel efficiency of the vehicles available in the market. In addition, as consumers of energy, automakers can take steps to improve the overall efficiency of their operations, reduce energy consumption and to seek lower carbon sources of power.

GM monitors greenhouse gas emissions from its facilities and reports on the rated fuel efficiency of its products. It has achieved near-term reductions and improvements, while continuing to invest in the research, development, and longer-term commercialization of breakthrough technologies such as hydrogen fuel cells for both stationary and mobile sources.

This report includes detailed information on GM's progress in increasing the energy efficiency of its global facilities and products.

**Facilities**

General Motors has set a target to further reduce CO2 emissions from its global facilities by eight percent by the end of 2005 from 2000 levels. We surpassed our target, with CO2 emissions reduced by 12.5 percent over the period from 2000 – 2004. In the U.S., GM has reduced CO2 emissions from its operations by over 27 percent since 1990. GM has been a leader in encouraging other companies to join it in GHG reporting to the 1605 (b) registry in the U.S. and to the relevant organizations in other countries. We have participated in numerous voluntary initiatives with governments, other businesses and the broader public sector including the Business Roundtable (BRT) Climate RESOLVE, the DOE Climate VISION, Rebuild America and Solar Schools programs, the EPA Climate Leaders, etc.

**Products**

Today, GM provides the broadest array of fuel efficient cars and trucks in the U.S. Based on data from the U.S. Environmental Protection Agency, GM in 2005 is the fuel economy leader in more vehicle segments than any other automaker and we offer 20 models that achieve 30 miles per gallon or better highway fuel economy. On a model to model comparison basis, GM leads the competition in 28 of the 53 car comparisons, or 53 percent, in which it competes, and in 41 of the 66 truck comparisons, or 62 percent, where GM has an offering.

GM is continuing to improve the fuel efficiency of its vehicles, even as it adds more safety features (such as OnStar, enhanced stability control, multiple air bags, anti-lock braking systems, etc.), customer convenience options (such as DVD players), and enhancements to utility and performance (such as towing and cargo capacity) while addressing other environmental aspects of its products.

GM has produced and sold a large number of flexible fuel vehicles in North America that can operate on blends of gasoline and up to 85 percent ethanol (E85). In the warmer climate of Brazil, GM produces vehicles that can operate on 100 percent ethanol (without the cold-start restrictions that E-100 entails). GM also believes that renewable biofuels, especially ethanol made from cellulose, will have a role in the mid- to long-term future in many regions. Vehicles operating on biofuels have the potential to greatly reduce (though not entirely eliminate) greenhouse gas and other emissions.

GM intends to bring to market an extensive portfolio of hybrid products. We have already put hybrid buses on the road which improve bus fuel economy by as much as 60 percent and reduce emissions by as much as 90 percent. We were the first to offer hybrid pickup trucks beginning in 2004. We are investing in the development of two new hybrid powertrains for our midsize SUVs and cars and the next generation of our full-size sport utilities and pickups which should come to market initially in 2007. But despite the efficiency gains and emissions reductions provided by advanced gasoline, diesel, and hybrid powertrains, they cannot fully address the energy and environmental challenges presented by the automobile. These technologies are complex, expensive, and often require tradeoffs – such as higher price or reduced functionality – that many customers are unwilling to accept. Thus, no single technology exists today that can stabilize GHG concentrations from the growing transportation sector.

Advanced technologies must also be sold at high volume to have any meaningful impact on total emissions. At present, it is still unclear whether large numbers of customers will embrace them. Hybrids, for instance, contain two propulsion systems and presently constitute less than one percent of the U.S. market although we expect that number to grow.

Even if sold at high volume, the upper-bound efficiency improvement of an advanced internal combustion engine or a hybrid powertrain approaches about 30 percent. As world populations rise, and global economic growth provides more and more people with the means to buy an automobile, the fuel consumption or CO2 reductions realized as a result of new powertrain technologies will be negated by the growth in the overall global vehicle population.

In fact, while world fuel consumption is expected to double by 2050, U.S. consumption is projected by some to double by 2025. Even if every new and old car was made 25 percent more efficient through hybrid or other technology, our demand for oil would only be curbed by six percent by 2025. In other words, instead of consuming 100 percent more oil, we in the U.S. would consume 94 percent more than we do presently. So while it is important to continue to focus on improving the fuel efficiency of our products in the near term, if we are to address the growth in greenhouse gas concentrations, a different technological solution must be developed. Hydrogen and fuel cells, we believe, are the combination of energy carrier and propulsion system offering the potential for truly sustainable personal transportation.

From an automotive perspective, hydrogen is a nearly ideal fuel because it can be produced from a variety of sources, many of them renewable. The fuel cell is an ideal propulsion system because it is twice as energy efficient as an internal combustion engine, requires one-tenth as many moving parts, and emits only pure water.

In the long term, migrating to a hydrogen economy also will allow us to better address the vulnerability of the U.S. and other oil dependent economies to periodic oil price shocks and shortages. It also creates a new platform for innovation.

GM is making steady progress toward our vision of a fuel cell powered transportation fleet. In the last six years, we have improved fuel cell power density by a factor of seven, while improving the design and efficiency and reducing the size of our fuel cell stack. We have significantly increased fuel cell durability, reliability, and cold start capability. We have developed safe hydrogen storage systems that approach the range of today's vehicles, and we have begun to explore very promising concepts for a new generation of storage technology. We also have made significant progress on cost reduction through technology improvements and system simplification, although much work remains to be done. In short, we are investing in and progressing toward our goal of designing and validating a fuel cell propulsion system by 2010 that is competitive with internal combustion engines on durability and performance, and will ultimately be affordable at scale volumes. To prove our technology, we are demonstrating it in the real world.

- *Last summer, we set a new world distance record for a fuel cell vehicle, driving one of our HydroGen3 vehicles 6,000 miles across Europe.*

- *We created the AUTOnomy, Hy-wire, and Sequel concepts, which demonstrate how the new automotive DNA can transform our vehicles. Where AUTOnomy set the vision and Hy-wire proved the concept, Sequel makes our vision and concept real. Sequel is designed to deliver the range, performance, safety, and passion that customers expect in today's vehicles – using technology available today. Sequel is the first fuel cell vehicle designed to be driven 300 miles between fill ups – and this range is for a five-passenger crossover SUV*

- *We collaborated with the U.S. Army on the development of the world's first fuel cell-powered military truck; it is currently being evaluated and maintained by military personnel at Fort Belvoir.*

- *We have ongoing vehicle demonstrations in Washington, D.C., California, Tokyo, Japan; Berlin, Germany; and soon in Shanghai, China.*

- *Our D.C. fleet, now in its third year, is being fueled at a Shell station equipped with a hydrogen pump. This is the first retail outlet dispensing hydrogen fuel in the U.S. right along side its gasoline pumps and it has the capability to dispense both compressed and liquid hydrogen – a significant, albeit small, step toward a hydrogen infrastructure.*

- *GM also has a stationary fuel cell installation at a Dow Chemical facility in Freeport, Texas, which is helping to speed our learning curve on both the technology and infrastructure.*

- *Another important step is the U.S. Department of Energy's Controlled Hydrogen Fleet and Infrastructure Demonstration and Validation Project. As part of this program, GM will be fielding 40 fuel cell vehicles at various locations across the country. This is the right size program at the right time. It is large enough to generate real 'learnings' about operating fuel cell vehicles, without being so large that it diverts the resources of automakers from our central focus on developing automotive-competitive technology.*

Public policies directly impact our company's ability to successfully develop and sell technologies that help our customers reduce the CO2 emissions resulting from their use of their vehicles. As we move forward, our ability to develop and commercialize new vehicle technologies to reduce CO2 emissions will depend on many external factors, including the cost and availability of appropriate fuels, the cost of alternative technologies which may then be available, disposable income, consumer preferences, and a host of other considerations. Public policy measures impact the pace, amount, type and location of research, development, deployment and commercialization of new technologies. What policies will be most effective in reducing CO2 emissions from the transportation sector around the globe, and in hastening our transition to a hydrogen economy?

## Policy Directions

Given the varying political traditions, systems and cultures of the countries and agencies that may be involved globally in this area, as well as the different levels of economic development, it is difficult to establish just one portfolio of public policies that will work in every country to address every policy challenge. It is important to establish policy frameworks that can help public policy makers and other stakeholders choose the most effective policy tools for their particular country. It is also critical that these specific policy initiatives be taken within an overall rule of law framework that ensures protection and enforcement of intellectual property and contract rights.

The following "Hierarchy of Approaches" provides a framework of policy tools that can be used to achieve the desired results:

1. **Voluntary Measures** – This approach allows the maximum flexibility for cost-effective innovation, and imposes the lowest cost on governments in terms of enforcement and other resources required. Voluntary measures use persuasive pressure – either amongst competitors or with public scrutiny to encourage participating companies to do more than they would have under a "business as usual" approach.

    *In some countries, voluntary measures may be codified in industry 'memoranda of understanding' or like documents that provide a common understanding and foundation for all players. Voluntary measures may be encouraged or supplemented by government initiatives, such as public awareness campaigns, award programs, information-sharing seminars, etc. to encourage broad understanding and support for the policy goal and create an overall environment more conducive to achieving the objective.*

    *GM participates in a variety of voluntary initiatives in different countries including the ACEA commitment on CO2 emission reductions from passenger cars in Europe and the voluntary industry agreement in Canada to address GHG emissions.*

    *In the U.S., GM participates in numerous voluntary initiatives such as the Climate VISION Program, 1605 (b) voluntary greenhouse gas reporting initiative, and Solar Schools, all sponsored by the Department of Energy. GM also participates in the Business Roundtable's Climate RESOLVE Program and in a variety of EPA-sponsored voluntary programs such as Energy Star, Green Lights, Green Power, Supplier Partnership, Waste Wise, and Climate Leaders. GM is the first Climate Leaders' partner to reach our voluntary emissions goal of reducing CO2 emissions from our U.S. facilities by 10 percent between 2000 and 2005. GM announced on May 5, 2005 that it had reduced CO2 emissions by more than 11 percent over the past three years, reducing CO2 emissions by 1.3 million metric* *tons per year – the equivalent of the emissions for the power consumed by 169,000 U.S. households.*

2. **Economic Instruments** – Where voluntary measures alone may not suffice to achieve the desired policy objective, policy makers should next consider economic instruments or incentives for consumers and/or manufacturers to achieve a particular policy goal such as a given reduction in carbon emissions.

    *Circumstances which may warrant the use of economic instruments include:*
    a. *Where market prices do not reflect social costs; and [if market prices do in fact internalize the social costs, by definition there is no need to impose taxes on or otherwise modify consumer behavior]*
    b. *Where specific economic stimulus measures need to be put in place by governments to reward certain types of behavior; or*
    c. *Where not all industry players agree to a common policy objective, or where the necessary players extend beyond the scope of auto assemblers (or other cohesive group capable of voluntarily setting and achieving an objective), or*
    d. *Where technology development may be too expensive or high risk for individual companies to take on.*

    *Economic instruments can take many forms: corporate tax policy incentives, direct financial incentives to consumers or manufacturers, consumption taxes, fuel taxes, carbon taxes, carbon permit or carbon emissions trading, etc. Many countries have established generous research and develop tax credits to encourage corporations to undertake more R & D, recognizing that R & D can be a building block to future jobs and investment as well as to address environmental and other challenges. While the U.S. first established a R & D tax credit in 1981, it is not permanent, creating uncertainty as to the tax treatment of multi-year research commitments, and the incremental nature of the current credit and link to sales means that many research-intensive companies do not benefit from the credit. Accordingly, modifying the R & D tax credit to provide a more effective incentive (such as a flat non-incremental credit for qualifying expenditures) and making it permanent would encourage more companies to undertake research in this area.*

    *Sharing the risk of large R & D projects through co-funding is another way that governments can stimulate the development of new technology solutions. Initiatives such as the FreedomCAR advanced technology vehicle initiative in the U.S. which partners with companies to develop new technologies are important tools.*

    *One of the economic instruments presently being employed in some jurisdictions such as the EU, and being discussed as a mechanism to reduce CO2 emissions in the U.S. is a cap and trade system. Under a cap* *and trade program, a country allocates an overall cap on the total amount of emissions among its domestic sources of emissions (either upstream at the level of carbon production or downstream at the level of carbon dioxide emissions). Those entities that are able to emit less than their allocation of permits are able to sell permits to those who need to use more than their allocation. The price of the permits is determined by the ordinary forces of supply and demand. Recently, the price for an allowance of one metric ton of carbon dioxide was going for about $35 under the Emissions Trading Scheme of the European Union (EU) that went into place the first of this year.*

*Economists have found that such a program could cut the costs of achieving reductions in carbon emissions by as much as 50 percent relative to traditional, command and control methods of achieving emissions reductions. However, there are many issues that must be addressed within such a system, including the allocation of baseline emissions among the participating entities, the level at which responsibilities are assigned; i.e., upstream vs. downstream, the monitoring of compliance and trading activities, the level at which an emissions price ceiling or "safety valve" might be set to protect consumers and manufacturers from excessively high costs of control, and, most importantly, the adverse impact of excessively stringent and costly targets and timetables on the funding of research, development, and deployment of longer term breakthrough technologies such as hydrogen-powered fuel cells.*

*While there are many ways to implement a cap-and-trade program, economists have concluded that an "upstream" program of tradable carbon production permits is most efficient, most transparent, and least administratively difficult. The caps would be implemented through tradable carbon production permits, since the carbon content of fuels is a nearly perfect proxy for carbon dioxide emissions. Carbon producers would pass the costs of the permits on to their customers and ultimately to the consumers of energy in the form of higher prices, thus ensuring that the cost of reduction is the same for all emitters and that double counting of emissions reductions is kept to a minimum. See, e.g., Carolyn Fischer, Suzi Kerr, and Michael Toman, "Using Emissions Trading to Regulate U.S. Greenhouse Gas Emissions; Part 1 of 2: Basic Policy Design and Implementation Issues," Resources for the Future, June 1998.*

*To ensure maximum market liquidity and efficiency, it is desirable to link various cap and trade systems around the world to ensure the broadest market possible.*

*GM has seven facilities in Europe that are included in the EU emissions trading regime. GM has also privately contracted with a third party to receive financial and technical assistance to reduce energy consumption in specific operations in exchange for allocation of the resulting CO2 reductions to the other party. GM has contributed $10 million to a Brazilian rainforest restoration pilot project with The Nature Conservancy with the dual intention of restoring and preserving* *biodiversity and developing carbon credits that might help reduce the corporation's net CO2 emissions or be sold.*

3. **Technology-Forcing** –Technology-forcing obviously should only be considered as a last resort, for example, in situations where the risk of harm is so great and immediate that it is necessary to preclude certain activities. Technology-forcing measures generally are extremely blunt instruments, costly, require significant government resources to effectively enforce, and generally constrain innovation and disrupt normal market forces.

   Government mandates and sector-specific policies and regulations, such as mandatory fuel efficiency standards, do not effectively address concerns about global climate change or national energy security. They create market distortions and competitive disparities among international companies and yield only incremental improvements in energy efficiency at high private and social costs while diverting limited resources from the development of advanced technologies.

   *For example, in the U.S., there has been considerable public discussion about increasing the U.S. Corporate Average Fuel Economy requirements (CAFE). However, economic studies find that at best, the U.S. Corporate Average Fuel Economy Standard, has achieved only marginal reductions in oil consumption, and "may have contributed to the decline in average fuel efficiency" over the years by shifting sales to vans, trucks, and SUVs. [See, e.g., Crandall, Lave, et al, Regulating the Automobile (Brookings, 1984) and Thorpe, "Fuel Economy Standards, New Vehicle Sales, and Average Fuel Efficiency," Journal of Regulatory Economics (1997, and United States; see also, Congressional Budget Office, Fuel Economy Standards vs. a Gasoline Tax, March 2004)]*

   *It is important to match the objectives of mandatory conservation programs like CAFE with the underlying goals. Economists have found that increasing the CAFE standards would do little to address U.S. oil security or global climate concerns.*

   *The best way to deal with oil price shocks is to facilitate the economy's ability to quickly adjust to the higher prices. CAFE mandates are ineffective because they relate to only a fraction of the vehicles on the road and thus cannot respond to the impacts of oil price shocks, which are immediate and near-term in nature. Effective policies – policies that facilitate significant immediate and near-term adjustments – include:*

   1) *Unimpeded reliance on deregulated petroleum markets and sound economic and financial market policies that allow prices to rise in order to discourage consumption and encourage production of scarce or more expensive oil supplies;*
   2) *Maintenance of strategic petroleum reserves by the U.S. and other countries;*

3) *Encouragement of the development of oil production in more stable regions of the world;*
4) *Removal of barriers to the production, refining and distribution of all energy resources; and*
5) *Government incentives for the production of alternative or dual-fuel vehicles and for the production of alternative fuels such as hydrogen and ethanol, and market and macroeconomic policies to deal with oil price spikes.*

*If the objective is to address climate change, the better approach is to use market incentives that promote the production and use of more fuel efficient technologies rather than mandates that put vehicle manufacturers at odds with their customers and likely work against the ultimate objective of reduced greenhouse gas emissions.*

**Regulatory Principles**

If government regulation is to be imposed, the following principles should be respected.
Measures should be based on a total systems approach, to ensure that all facets of an issue and all players are engaged appropriately and equitably in the solution. For example, vehicle emissions are a function of the vehicle hardware and the fuels. Accordingly, to be effective, obtain maximum benefit and distribute regulatory burdens fairly, emission standards must be accompanied by appropriate fuels standards, as specified in the Worldwide Fuel Charter. Consumers must also be involved because major reductions in greenhouse gas emissions will simply not be possible without major changes in consumer behavior –both in consumers' decisions of which vehicles to purchase and how they operate their motor vehicles.

- Regulatory requirements should be based on sound science and sound economics;
    - Regulatory requirements should be technically feasible;
    - Regulatory requirements should include an assessment of cost-effectiveness, and provide for an orderly turnover of technologies and capital stock;
    - Regulatory requirements should achieve private and societal benefits in excess of the private and societal costs;
- Regulatory requirements should be responsive to economic, social and environmental and natural conditions including geophysical and climatic conditions, affordability, and progress relative to the starting point;
- Regulatory measures should be broad-based and address both demand and supply side to align producer and consumer behaviors;
- Regulatory requirements should foster innovation. Performance-based standards rather than standards prescribing particular technologies or solutions will best enable innovation while ensuring that safety and other objectives are met.

- Regulatory requirements should strike a balance with societal goals for increased safety, reduced pollution, and improved performance not to mention maintaining a robust domestic industry and economy.

## Policy Measures to Encourage Innovation

Innovation has often proven to be the most effective way to address significant societal challenges. There are four stages to the Innovation Cycle. Different types of government engagement are appropriate at each stage of the cycle to encourage and enhance the process of innovation.

Innovation Cycle


1. Invention
2. Development
4. Refinement
3. Commercialization

### *Invention*

*The role of government in the invention stage can be to:*

- *Use government resources to address fundamental science questions or pre-competitive societal problems beyond the scope or economic interest of the individual company;*
- *Share in the risk and cost of research on issues which are in the national interest, or to address externalities where the market will not pay for an innovative solution; or*
- *Act as a catalyst to bring together different parts of a system solution or act to ensure all elements of a system are being addressed.*

*Policy tools governments can use are directing R & D priorities for national research facilities, establishment of funding programs for the private and broader public sectors, and establishment of R&D tax credits.*

***Development***

*In the development stage, further research is undertaken to move from an idea to proof of concept. At this stage, it is important that supporting or complementary innovations are addressed (e.g. refueling technologies to support new propulsion technologies). It is also critical at this stage to begin the process of socialization of new technologies to build early consumer awareness as a prelude to early acceptance/demand.*

*The role of government in this stage is to further support research, as well as to stimulate the development of supporting systems and assist in the socialization of the technology through commissioning of demonstration projects and/or the application of the new technology under controlled conditions.*

***Commercialization***

*At the commercialization stage, the organization must fully address issues of cost, quality, reliability, durability and manufacturability to ensure that the innovation is a viable business proposition. The reach of engagement is extended significantly, to include the total value-chain from supplier through marketing and service. At this point, all supporting systems (for example, refueling infrastructure for a new energy source or propulsion technology) must be ramping up in a complementary fashion to facilitate the commercialization of the primary innovation. There must be considerable market enthusiasm (including positive media coverage) and consumer demand for the technology.*

*The role of government at this stage (or in imminent anticipation of this stage) is to work with key stakeholders to establish appropriate codes and standards, with a view to establishing a level playing field, and harmonizing wherever possible to ensure that there is not an expensive and unduly complex proliferation of requirements. For technologies where the societal benefits (for safety, environmental, national security or other strategic reasons) are greater than the price that individual consumers are willing to pay, governments should establish consumer incentives to overcome premium costs before technologies achieve full economies of scale to stimulate early uptake. Governments can also use their own purchasing ability to create early demand and assist in attaining economies of scale.*

***Refinement***

*At the refinement stage, organizations seek incremental improvements to enhance the quality, attributes, performance, and cost of a product while diminishing any negative attributes. These can be significant improvements or can be relatively small refinements at the margin. Refinement can take the form of further speciation towards product customization or generalization towards commoditization. At this point, there will be considerable variability in customer* *willingness to uptake refinements based on the perceived enhanced value of the refinement.*

*At this stage, governments should focus particularly on the hierarchy of approaches, (as outlined above) with emphasis on voluntary measures and economic instruments to achieve policy goals in the most flexible, cost-effective manner possible.*

Optimizing the Process of Innovation

Business, government and other stakeholders in the total system must work together to achieve the maximum benefits of innovation most quickly and cost-effectively. This approach needs to balance competition among private sector innovators with collaboration to advance supporting systems. For strategic technologies and issues in the national interest, it is appropriate for governments to share the risk with the private sector. It is also important that short-term needs are balanced with long term opportunities. Finally, it is critical that policies be based on sound science and sound economics to ensure maximum speed and efficiency.

**Accelerating Progress toward the Hydrogen Economy**

As noted, global energy consumption is projected to nearly double over the next 50 years despite substantial global improvements in energy efficiency. Most forecasts also project continued heavy reliance on fossil fuels over this period. This means that technological breakthroughs will be necessary if there is to be an actual reduction in man-made global carbon emissions. Fuel cells powered by hydrogen offer an energy pathway to decouple economic growth and personal transportation from CO2 emissions and to slow and eventually reverse man-made emissions. It is important that the research being undertaken by automakers to develop the capability of fuel cell vehicles be complemented by research into ways to better and more economically use renewable and other non-carbon emitting energy pathways so that as 'zero emission' vehicles are commercialized, 'zero emission' fuels are also made commercially available, resulting in a substantial reduction or elimination of CO2 emissions on a well-to-wheels basis. Longer term, it is even possible that with renewables such as cellulosic ethanol where the cellulose materials are used to make fuel, instead of decaying on the ground and releasing carbon, light duty transportation could become a net carbon sink on a well-to-wheels basis.

For developed countries, hydrogen fuel cells offer the opportunity for cleaner, more fuel efficient vehicles, enhanced energy security and reduced vulnerability to oil supply disruptions from unstable sources. For developing countries, hydrogen fuel cells offer the opportunity for enhanced personal and goods mobility, which is a key enabler of economic growth, with very limited or no environmental issues and from, in many cases, locally available energy sources. However, as with any 'leapfrog' technology, there are many technical and transitional issues still to be addressed before the benefits of hydrogen fuel cell vehicles can be widely realized.

Many stakeholders have asked what policy measures might the U.S. Congress take to accelerate the arrival of the hydrogen economy – an economy powered by hydrogen fuel cells? What policies and initiatives would stimulate appropriate engagement by hydrogen and fuel cell researchers, suppliers, vehicle makers, hydrogen providers, fleets and retail consumers? As progress is made on the road to the hydrogen economy, the answer to this question will continue to evolve. At this time, we recommend that the U.S. take the following policy directions:

- Fully fund the DOE demo because it is the right size program at the right time - It's large enough to generate real 'learnings' about operating fuel cell vehicles, without being so large that it diverts the resources of vehicle makers from the central focus of engineering commercially viable fuel cell vehicles.

- Fully fund near term and "high risk" R&D – DOE's research program should be fully funded (net of any earmarks), and focus on improving the cost and performance of hydrogen technologies (including systems to produce, deliver, store and dispense hydrogen) and fuel cell technologies (membranes, catalysts and bipolar plates). Further, to expand on the important research conducted by DOE, the National Science Foundation should undertake a high-risk R&D program of at least equal size to foster more innovative basic research on breakthrough ways to generate and store hydrogen, and development of the next generation of fuel cells.

- Avoid premature, formal standards development that blocks technology advancement – We need to develop consistent, hydrogen-friendly codes and standards, but we shouldn't copy them from other areas, or act before we understand the key technical issues – potentially locking in on early technical solutions and precluding future advancements. Today's focus should be on R&D to better understand fuel cell and hydrogen related technologies, and facilitating the use of commonly accepted best practices and interim standards that are performance based and ease permitting.

- Make hydrogen **affordable** for drivers - The price of hydrogen will be a critical factor in fuel cell vehicle demand. The cost to consumers of operating their vehicles on hydrogen will in large part shape their demand for the new technology. Additional R & D is required to reduce the cost, and Congress should act now to exempt hydrogen from fuel taxes until five million fuel cell vehicles are on the road, followed by a transitional period to encourage the development of a hydrogen fueling infrastructure.

- Make hydrogen **available** to drivers - Creating the new infrastructure to fuel hydrogen vehicles should be a key focus of government. Building a new fueling network seems like a daunting task, but we are not starting from scratch. A hydrogen infrastructure already exists today that produces 50 million tons of hydrogen per year – enough to fuel 200 million fuel cell vehicles. While this hydrogen is currently allocated to industrial uses, it shows that hydrogen can be produced and used economically – and safely – on a huge scale in commerce.

We also do not have to build the infrastructure overnight. It takes about 20 years to turn over the entire vehicle fleet, so it will be some time before we see large numbers of fuel cell vehicles and infrastructure development can proceed in line with production. In addition, regional deployment of fuel cell vehicles and the requisite hydrogen refueling will better facilitate the growth in hydrogen fuel cell vehicles than attempting to build a nation-wide infrastructure from the outset.

GM has done some analyses on infrastructure investment and we have calculated that an infrastructure for the first million fuel cell vehicles could be created in the United States at a cost of 10 to 15 billion dollars – less than the price for the Alaskan oil pipeline (when its $8 billion price tag is converted into today's dollars). This infrastructure would make hydrogen available within two miles for 70 percent of the U.S. population and connect the 100 largest U.S. cities with a fueling station every 25 miles. While this is an approximate calculation, we believe that it provides a reasonable estimate of what it would take to establish a viable hydrogen distribution system. In fact, the cost represents only one to two percent of the capital that the oil industry says it will need to invest by 2025 to keep up with the increasing demand for petroleum.

A generous tax credit for investment in hydrogen refueling infrastructure (timed and regionally focused to match the roll-out of fuel cell vehicles) should encourage the necessary investments to ensure the development of a geographically coordinated network of hydrogen filling stations - forming the backbone of a new hydrogen economy.

- Look to 2010 and beyond, and start thinking about moving from demonstrations to the marketplace and how to fund early purchases of fuel cell vehicles - To stimulate the purchase of fuel cell vehicles, Congress should fund a substantial "early adopter" fleet program focused on federal, state, and commercial fleets. An early adopter program would give early customers exposure to fuel cell technology and provide vehicle manufacturers and energy partners with a real-world proving ground for large numbers of fuel cell vehicles using a dedicated hydrogen-refueling infrastructure. It would be an important bridge to commercially competitive vehicles and high-volume production. Consumer incentives for fuel cell vehicles make little sense today, and while it's hard to predict when they will be most effective, it is likely to be some time near the end of this early adopter program.

**GM's Position on the Global Climate Issue**

*The basic challenge is to meet the world's growing demands for energy necessary to sustain economic growth while also addressing long-term concerns about the environment. GM believes the development and global implementation of new, cost-effective energy technologies in all sectors, such as hydrogen fuel cells, is the most effective way to improve energy efficiency and reduce greenhouse gas emissions. This approach is best facilitated by relying on voluntary initiatives and market-oriented measures, not government mandates. In addition to developing new technologies and processes, GM continues to monitor greenhouse* *gas emissions from its facilities and products and is taking steps to achieve near-term reductions. GM also continues to support scientific research to improve the understanding of the possible long-term effects of economic growth and other human activities on the climate system.*

GM is concerned about the potential impact of its business, including its processes and its products, on society and the environment. We recognize that the concentration of greenhouse gases in the atmosphere is increasing, and we believe there is a constructive way for all stakeholders to move forward together on this issue.

The basic challenge is to meet the world's growing demands for energy and mobility necessary to sustain economic growth while also addressing long-term concerns about the environment. GM believes the most effective way to improve energy efficiency and reduce greenhouse gas emissions is the development and global implementation of cost-effective energy technologies in all sectors.

GM's implementation plan to address this challenge reflects numerous voluntary greenhouse gas management initiatives across the globe:

- Products: GM is implementing advanced technologies in its internal combustion engines (such as displacement on demand, flex fuel systems capable of running on renewable ethanol E-85 made from corn, and clean diesels), in its hybrid vehicles (which include GM's hybrid bus transmission systems and full size hybrid pickups that are available today and SUV and car hybrid systems that will be rolled out over the next few years) and in its hydrogen powered fuel cell vehicles that emit only water (moving us toward the ultimate goal of removing the automobile from the environmental equation).
- Processes: GM continues to set targets and monitor greenhouse gas emissions from its facilities and is taking steps to achieve near-term reductions. In 2004, GM's global facilities achieved a 12.5 percent reduction in CO2 emissions compared to 2000.
- Strategic Planning: We are guided by GM's environmental principles.

GM believes the pursuit of a hydrogen economy ultimately provides the best opportunity not only to reduce greenhouse gas emissions from the automotive sector, but also to diversify away from dependence on petroleum. GM also supports scientific research to improve the understanding of the possible long-term effects of human activities on the climate system.

The basic challenge is best addressed through voluntary initiatives and market-oriented measures, not government mandates. For example, the Asia Pacific Partnership for Clean Development and Climate is taking a voluntary, technology-driven approach.

Given that climate change is a global issue both in terms of cause and implication, it is essential that all countries be appropriately engaged. This will require cooperation between countries, manufacturers, and energy providers in research, development and commercialization. In addition, consumers must also embrace these new technologies in sufficient volume to make a difference.

## Summary - Recommended Policy Actions to Reduce GHG Emissions

Short-term Actions -

- Promote and support voluntary actions by the private sector to improve energy efficiency and reduce greenhouse gas emissions.
- Promote private-public partnerships to develop effective approaches to reducing greenhouse gas emissions.
- Utilize market incentives and instruments to promote energy-efficient technologies and cost effective actions to reduce greenhouse gas emissions.
- Reduce regulatory, tax, and trade disincentives to research, innovation, capital investment, and international technology transfer.
- Improve the infrastructure for the efficient production, distribution, and use of all forms of energy.
- Promote the international transfer of energy-efficient technologies through directed financial assistance and local technical, physical, and institutional capacity building.

Longer-term Actions -

- Promote the development and commercialization of new and breakthrough energy-efficient technologies, including hydrogen powered fuel cells.
- Promote the development of sequestration, carbon capture and storage, and adaptation technologies.
- Promote the development of the infrastructures needed to support advanced energy technologies, including renewable hydrogen.
- Promote and support the international transfer of advanced energy technologies, including renewable hydrogen.
- Promote scientific research to improve understanding of the climate system and the effectiveness of potential policy actions.

## Meeting the Challenge – GM's Approach and Actions

General Motors believes hydrogen powered fuel cells are the most effective long-term response to address the global climate issue in the motor vehicle industry. Fuel cell vehicles fueled by hydrogen are more than twice as energy efficient as internal combustion engines and produce zero emissions – only heat and water leave the tailpipe. With hydrogen produced from renewable sources of energy, fuel-cell vehicles are truly zero-emissions vehicles. However, hydrogen produced from lower carbon feedstocks, such as natural gas, can provide significant reductions in CO2 emissions until the ultimate goal of hydrogen produced from renewable or non-carbon emission sources can be achieved.

General Motors also believes that renewable biofuels, especially ethanol made from cellulose, will have a role in the mid- to long-term future in many regions. Vehicles operating on biofuels have the potential to greatly reduce (though not entirely eliminate) greenhouse gas and other emissions. Furthermore, the vehicle technology is largely developed. General Motors has produced and sold a large number of flexible fuel vehicles in North America that can operate on blends of gasoline and up to 85 percent ethanol (E85). In the warmer climate of Brazil, GM produces vehicles that can operate on 100 percent ethanol (without the cold-start restrictions that E-100 entails).

General Motors envisions a period of transition from the internal combustion engine to the hydrogen fuel cell vehicle and biofuels and is taking actions with our vehicles and our facilities to reduce greenhouse gas emissions. Some of these initiatives include:

- Continuously improving the fuel efficiency of "conventional" internal combustion engines by the application of new innovative technology enhancements, and other continuous improvements. (E.g. gasoline direct injection, displacement on demand engines, lightweight materials for mass reduction, and aerodynamics improvements).
- Offering hybrid propulsion systems for mass transit applications and rolling out a series of hybrid applications to various car, light truck and SUV models.
- Participating in voluntary industry agreements in Europe and Canada to address GHG emissions within appropriate national/regional contexts.
- Identifying and developing commercial hydrogen storage technologies for use on vehicles.
- Participating in the Freedom Cooperative Automotive Research project (FreedomCAR Program), EUCAR and CANCAR initiatives to develop advanced technologies for use in vehicles.
- Collaborating on the development of a hydrogen fuel infrastructure.
- Supporting the development of an ethanol infrastructure and research on production of ethanol from biomass.
- Producing the largest number of flexible fuel vehicles for E85 in North America.
- Partnering with key commercial and government fleets such as FedEx, the U.S. Postal Service and IKEA to put fuel cell technology into pilot commercial use.
- Leveraging our hydrogen fuel cell technology to generate electricity from hydrogen created as a co-product at Dow's operations in Freeport, Texas.
- Reducing energy use (EPA Energy Star Buildings and Equipment) and reducing waste material and increasing recycling (EPA WasteWise Program) in plants around the globe.
- Voluntarily reporting CO2 emissions against a 1990 baseline to the DOE 1605(b).
- Targeting to reduce global CO2 emissions from our facilities by eight percent from 2000 to 2005, with a 12.5 percent reduction achieved through 2004.
- Committing to reduce CO2 emissions from our North American Facilities by 10 percent from 2000-2005 through the EPA's Climate Leaders Program. In fact, GM's North American facilities have reduced their CO2 emissions by more than 11 percent in the past three years, becoming the first partner in the EPA Climate Leaders program to reach our aggressive, voluntary goal two years earlier than planned.
- Financially supporting the preservation and reforestation of rainforests in Brazil.

- Supporting independent climate science research.
- Educating employees and suppliers on climate change, energy and environmental issues and sharing information on how to reduce GHG emissions.

**Mark Seidenberg**
**P.O. Box 6102**
**Woodland Hills, California 91365**
**818-223-8080**

RECEIVED
2006 MAR -3 PM 5:13
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 15, 2006

Chief Counsel
Division on Corporation Finance
Securities and Exchange Commission
Washington, D. C. 20549

Re: Stockowner proposal for General Motors Corporation

Dear Sir/Madam:

This is in reply to a letter dated February 7, 2006, to you from Anne T. Larin, Attorney and Assistant Secretary of General Motors Corporation, in which she indicates management's intention to omit my proposal from the proxy materials for the upcoming annual meeting.

She claims that the proposal will be substantially implemented. To the contrary, many key items have not been included in her outline of the proposed 2006 Report:

1. A chart of global average temperatures from 1860 through 2000 does nothing about the present (2005-6). The proposal seeks current information and the source of the temperature measurements.

2. The list of "greenhouse gases" is ingenuous. My proposal asks for "greenhouse gases" with respect to "global warming" and "global cooling". But GM's letter at item 5 says it has no idea of whether carbon dioxide has any greenhouse effect, but somehow it includes it as a greenhouse gas. (By the way, methane is CH4, not CO4).

3. The statement about GM not directly researching the sun's radiation does not mean it does not have data from reliable scientific sources on the subject. It's hard to believe that GM has no input about the sun's radiation. If that's what GM means, then that is what its statement should say; not that it doesn't directly research the sun's radiation.

4. The proposed charts, again, are not current. They are for the 1990s and 2000. My proposal contemplates current data (2005-6).

5. The statement about GM not directly researching atmospheric research does not mean it does not have data from reliable scientific sources on the subject. It's hard to believe that GM has no input about the "greenhouse effect" of carbon dioxide. The "no position" statement is ambiguous and not definitive.

These are substantial non-implementations of my proposed report. Please do not allow the intended omission.

Sincerely,



Mark Seidenberg

Cc: Anne T. Larin

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 30, 2006

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: General Motors Corporation
Incoming letter dated February 7, 2006

The proposal recommends that the board publish annually to the stockowners a "Scientific Report on Global Warming/Cooling."

We are unable to concur in your view that GM may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that GM may omit the proposal from its proxy materials in reliance upon rule 14a-8(i)(10).

Sincerely,



Mark F. Vilardo
Special Counsel